May 7, 2009

Peter A. Hofmann
Senior Executive Vice President and
Chief Financial Officer
The Phoenix Companies, Inc.
One American Row
Hartford, CT 06102-5056

Re: The Phoenix Companies, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 5, 2009
       Form DEF 14A
       Filed March 16, 2009
       File Number: 001-16517

Dear Mr. Hofmann:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2. Basis of Presentation and Significant Accounting Policies
Accounting Change, page F-9

1. Please provide us your analysis supporting your conclusion that the information described in paragraph 17 of SFAS 154 was not required to be disclosed. Refer to footnote 5 of SFAS 154.

Note 15. Fair Value of Financial Instruments
Valuation of Embedded Derivatives, page F-39

2. Please disclose the amount of the credit standing adjustment to your embedded
    derivatives for your nonperformance risk. Also, please revise your disclosure to
    clarify why you use an average credit spread for similar companies, as opposed to
    your own credit spread, and quantify the impact on the financial statements of using
    the average credit spread.

Note 16. Income Taxes, page F-40

3. Please tell us why the significant increase in the valuation allowance during the year
    ended December 31, 2008 had no material impact on your effective tax rate from
    continuing operations. Revise your disclosures as appropriate.

Form DEF 14A

Compensation of Executive Officers
Incentive Compensation, page 38

4. We note that the annual incentive awards to be paid to your NEOs are based on "pre-
    determined Company financial and operational goals." We also note your disclosure
    that no annual incentive compensation was paid in 2008 because the company's
    financial results were below established thresholds. Please note that regardless of
    whether annual incentive compensation was paid to your NEOs in 2008, your
    compensation discussion and analysis should include a discussion of how the
    company assesses achievement of the "operational excellence measures" for each
    NEO as listed on page 40. In addition, to the extent that the achievement of any of
    these measures is based on specific pre-established target values, these targets should
    also be identified and discussed. Please revise your disclosure accordingly.

                                *   *   *   *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant